PGIM INVESTMENTS LLC

655 Broad Street –17th Floor

Newark, New Jersey 07102

October 2, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prudential National Muni Fund, Inc.
Securities Act File No. 002-66407
Withdrawal of Post-Effective Amendment No. 58 to the
Fund’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Prudential National Muni Fun, Inc. (the “Fund”) hereby respectfully requests that Post-Effective Amendment No. 58 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed on August 16, 2017, Accession No. 0000067590-17-000895, be withdrawn. The Fund is requesting withdrawal of the Amendment because an incorrect prospectus and Statement of Additional Information was contained in the Amendment. The Fund plans to re-file the Amendment with the correct prospectus and Statement of Additional Information.

In making this request for withdrawal, the Fund confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at 973-802-6469.

Very truly yours,

Prudential National Muni Fund, Inc.

By:        /s/ Jonathan D. Shain

              Jonathan D. Shain

              Assistant Secretary

cc:        Mr. Alberto Zapata, Division of Investment Management